[DRAFT]

[Foundation Coal Holdings, Inc. Letterhead]

[VIA FACSIMILE]

July 11, 2006

Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Lily Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Foundation Coal Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Filed May 10, 2006

File No. 001-32331

Foundation Coal Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 17, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Filed May 12, 2006

File No. 333-120979-49

Dear Mr. Hiller and Ms. Dang:

On behalf of Foundation Coal Holdings, Inc. (“Holdings”) and Foundation Coal Corporation (“FCC”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 19, 2006 (the “comment letter”) relating to the above-referenced filings with the Staff (the “Exchange Act Filings”).

We have reviewed the Staff’s comments with respect to Holdings’ and FCC’s Exchange Act Filings and propose that we revise our presentation in future filings accordingly. To the extent applicable, these revisions will be included in the Form 10-Qs for the fiscal quarter ended June 30, 2006 and Form 10-Ks for the fiscal year ended

December 31, 2006. As our responses below indicate, Holdings and FCC propose to include all of the requested disclosure in future filings and respectfully request permission not to amend the above-referenced Exchange Act Filings.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Foundation Coal Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31. 2005

General

1.	For all comments issued on Foundation Coal Holdings, Inc.’s Form 10-K and Form 10-Q, please make parallel changes to Foundation Coal Corporation’s Form 10-K and Form 10-Q, as appropriate.

We note the Staff’s comment and will make parallel changes to FCC’s Form 10-K and Form 10-Q where applicable.

Management’s Discussion and Analysis Pro Forma. page 57

2.	We note that you have presented pro forma results for the twelve months ended December 31, 2004 for purposes of facilitating the discussion of your results of operations for the twelve months ended December 31, 2005 in comparison to the twelve months ended December 31, 2004. Generally, the discussion required by Item 303(a)(3) of Regulation S-K should be presented utilizing historical financial results. Please revise your presentation and discussion to focus on the comparison of your historical financial results of operations for these reporting periods. Alternatively, you may wish to consider using your 2004 combined historical financial results for purposes of identifying trends and discussing the causes of material changes in financial statement line items for these periods to the extent you believe this information would be meaningful to readers.

Foundation Coal Holdings, Inc. and Foundation Coal Corporation began operations on July 30, 2004 by acquiring all of the U. S. coal mining operations of RAG American Coal Holdings, Inc. (“RAG”) through a private equity sponsored leveraged buyout. As of July 30, 2004, the acquired assets and liabilities of RAG were revalued through the purchase accounting process of allocating the purchase consideration to the acquired assets and liabilities. Consequently, consolidated financial statements for periods subsequent to July 30, 2004 (“successor periods”) are on a different basis of accounting than the consolidated financial statements for periods prior to July 30, 2004 (“predecessor periods”).

With regard to the consolidated statements of operations which are compared and analyzed in detail in the Management Discussion and Analysis, the primary differences between the successor and predecessor periods are: (a) higher cost depletion of coal reserves; (b) changes to depreciation expense; (c) amortization of coal supply agreements valued in purchase accounting; (d) re-establishment of work-in-process inventory for deferred overburden removal costs at the Wyoming surface mines included in the value of coal reserves in purchase accounting; (e) elimination of predecessor amortization of actuarial losses pertaining to retiree medical, pension and black lung obligations; (f) higher successor interest expenses from debt used to effect the leveraged buyout including amortization of debt issuance costs; and (g) incurrence of significant one time charges by RAG during the predecessor portion of 2004 to prepay debt and to effect the sale to Foundation Coal Holdings, Inc.

In light of these circumstances, we carefully assessed the best approach to provide the public with meaningful comparisons of the predecessor period with the successor reporting period. Management feels that comparisons of the 2005 and 2004 consolidated statements of operations are best accomplished in the Management Discussion and Analysis using a non-GAAP presentation that combines the 2004 predecessor and successor periods, and then adjusts for the impacts during the combined 2004 of the primary differences between the bases of reporting as described above. Management believes that this presentation of the two years meets the needs of financial statement readers seeking to understand the underlying operating trends in Foundation Coal’s business apart from the financial statement complexities of applying the successors’ purchase accounting and capital structure seven months into the reporting period. Without the adjustments included in this basis of reporting, comparisons between the two years are distorted by the effects of purchase accounting and by the significant charges to prepay debt in anticipation of sale by the predecessor company.

The rationale for this method of reporting is expressed on page 57 of the Form 10-K for the fiscal year ended December 31, 2005. Management also believes that this non-GAAP presentation is important to a meaningful analysis of operating income by segment as presented on pages 68 and 69. Feedback from investors indicates they understand the comparisons provided.

Management acknowledges that this presentation is non-GAAP on page 57 of the Form 10-K for the fiscal year ended December 31, 2005, but believes that the disclosures around this presentation, as well the descriptions of the adjustments in the footnotes to the Historical and Pro Forma Consolidated Condensed Statements of Operations on page 58, are adequate for the financial statement reader to understand the adjustments and why they are being made, and are consistent with the requirements of Regulation G.

It is management’s strong belief that the non-GAAP presentation utilized in the Form 10-Ks for the fiscal year ended December 31, 2005 provides financial statement readers with the clearest and simplest comparison of operating results between years 2005 and 2004. In the form 10-Ks for the year ended December

31, 2006, we will add a column to the table appearing on page 58 that subtotals the predecessor and successor periods which we will refer to as “Non-GAAP Combined”. Additionally, in these future filings, we will eliminate references to “pro forma” and substitute the terminology “Non-GAAP Combined Including Transaction Effects.” It should be noted that the effects of the transactions on the combined statement of operations for the year ended December 31, 2004 must be disclosed. We believe the reader is better served by having these effects presented in one place, such as we have done in a table with explanatory footnotes, rather than these effects being discussed individually within the text analyzing each line item in the combined statement of operations. We would be happy to discuss this matter further with the Staff.

3.	Please support the combined financial information referenced in the text with a tabular presentation of this data. The table should include separate columns for the predecessor and successor historical financial data and combined historical financial results, provided that you are simply summing the predecessor and successor activities, and not making any adjustment to the historical results. If this is not the case, please contact us to discuss this matter further. Finally, please label and refer to the combined historical financial results of your successor’s five month operating period ended December 31, 2004 and your predecessor’s period from January 1 through July 29, 2004 as “Non-GAAP Combined,” instead of “Pro Forma or Combined Pro Forma”.

We note the Staff’s comment and will support the combined financial information with a tabular presentation and will label and refer to the combined historical financial results of our successor’s five month operating period ended December 31, 2004 and our predecessor’s period from January 1 through July 29, 2004 as “Non-GAAP Combined” in the Form 10-Ks to be filed for the fiscal year ended December 31, 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 39

4.	We note your disclosure stating that your chief executive and financial officers concluded that your disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in your periodic SEC filings. Please expand your disclosure to state whether your officers also concluded that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in your periodic SEC filings is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or 15d.-15(e).

We note the Staff’s comment and will expand our disclosure to specifically address your reference to controls and procedures in the Form 10-Qs to be filed for the fiscal quarter ended June 30, 2006. We believe that no changes are needed with respect to our disclosure controls in order to comply with Exchange Act Rule 13a-15(e) or 15d-15(e).

Engineering Comments General

5.	Please insert smaller-scale maps showing the location and access to the properties, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Please retain the present index map. Generally maps and drawings should include:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We note the Staff’s comment and will insert smaller-scale maps showing the location and access to properties in the Form 10-Ks to be filed for the fiscal year ended December 31, 2006.

6.	Please note that the common definition for the term “reserve base” includes the aggregate of sub-economic and/or uneconomic coal with economic coal. Please replace the term “reserve base” with the word “reserves,” and adjust your measures accordingly, or otherwise certify that no sub-economic coal is included within your reserve estimates.

Please be advised that we believe our reported reserve numbers are all calculated in accordance with Industry Guide 7 previously issued by the SEC to assist in this reserve calculation process. Use of the term “reserve base” as opposed to “reserves” was not intended to imply otherwise. Our reserve calculations are also reviewed by third party consultants. We do not include in reported reserves any reserves on lands we do not already control by ownership, lease, or binding options. As suggested, management will replace the phrase “reserve base” used in the Form 10-K with the term “reserves” on a future filing basis in the Foundation Coal Holdings, Inc. and Foundation Coal Corporation Form 10-K for the fiscal year ended December 31, 2006.

Belle Ayr Mine and Eagle Butte Mine, page 12

7.	You state that several hundred million tons of surface mineable, unleased federal coal adjoins both mining properties and could be leased to extend the life of the mines. Please provide the documentation for your tonnage estimates, and tell us whether these estimates are proven or probable reserves. Please only describe the geology, history, or exploration results that are directly related to the properties that the company has the right to explore and/or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities on other properties outside of the company’s active control.

For each of the Eagle Butte and Belle Ayr operations we have applied for a new federal coal lease pursuant to the federal lease by application process. None of the reserves on these federal lands are included in our reported reserves, nor will they be until after such time as leases are actually issued to us. Both comments on page 12 note this is “unleased federal coal.” As the comment note on page 13 makes clear, we still must “prevail in the bidding process.” In the Form 10-Ks for the year ended December 31, 2006, we will revise the comment with respect to Belle Ayr as well to clarify that this lease, as with the lease for Eagle Butte, is also a lease by application and that we must be successful in the bidding process.

With respect to our comment at both mines that “several hundred million tons of surface mineable unleased federal coal” adjoins the property, the following summarizes our basis for that assessment that at least this quantity of “proven” reserves exist on each block of unleased federal coal for which we have pending lease applications.

An application submitted to the Bureau of Land Management (BLM) starts the process of adding reserves to existing lease holdings. These reserves are required to be contiguous to the existing leases which is the case here. Both Eagle Butte and Belle Ayr have filed lease applications with the BLM to add the referenced coal reserves. Eagle Butte filed lease application (W-155132) in December 2001 and Belle Ayr filed lease application (W-161248) in June 2004. The sale of the Eagle Butte lease is scheduled for September 2007. The sale date of the Belle Ayr lease has not been established, however, it should be some time before 2011.

A separate application is required to acquire an exploration license to conduct drilling within the proposed lease areas. The Eagle Butte mine obtained from the BLM Exploration License WYW156345, and the Belle Ayr mine obtained from the BLM Exploration License WYW147472 to conduct an exploration drilling program within the proposed lease areas. This exploration drilling has been completed and more details can be provided if requested. In order for the leases to be issued, the BLM must complete its own geologic and engineering review. Specific to BLM determining coal reserves within the proposed lease, a drilling program must be conducted to meet the BLM’s Data Adequacy Standards for the

Powder River Coal Region. Density of drilling is determined by the coal geology, geophysical logs, and coal analyses. At a minimum, where the coal is flat lying, thick, and very little faulting and splitting occurs the density of drill holes should be one hole per legal section (640 acres). In areas where there is more faulting and splitting there should be at least two holes per legal section. Existing drill-hole information can also be used to assist in determining if the density of drilling should be increased. For example, coal bed methane and traditional oil and gas drill holes can often be used to assist in determining thickness and uniformity of the coal. Once the initial drilling program is completed results may dictate the need for additional drilling. Additionally, the BLM, through independent review of the applicants drilling report will determine if the drilling program adequately defined the coal resource.

The Eagle Butte exploration drilling program on the proposed lease study area is complete and has satisfactorily met the BLM’s criteria for evaluating the tract. The drill program consisted of 20 drill holes. An additional 39 coal bed methane holes were evaluated to confirm coal seam presence and thickness. Based on the evaluation by ourselves and BLM, over 200 million tons of “proven” reserves are expected to be offered for sale. A 23 hole drill program has been completed within the tract as proposed by Belle Ayr. The tract has not been formally delineated by the BLM, however based on drilling over 200 million tons of “proven” coal reserves are contained within the area as proposed by us. The proposed lease size may be expanded by Belle Ayr or the BLM before final tract delineation.

Segment Analysis, page 62

8.	Provide a table or graph illustrating the average market price for the Powder River, Illinois, Northern and Central Appalachian market areas. In addition, please include the Illinois unit in the segment analysis.

We will add the requested disclosure of a graph illustrating the average market price for the Powder River Basin, Illinois, Northern and Central Appalachian market areas in the Form 10-Qs to be filed for the fiscal quarter ended June 30, 2006. With regards to the request to include the Illinois unit in the segment analysis (page 62-63 of Form 10-K), please see our discussion of this issue in the Segment Analysis for “Other” in the Form 10-Q filed for the quarter ended March 31, 2006. The company has only one operation in Illinois, the Wabash mine. Due to this fact, and the immaterial impact of this operation in relation to consolidated financial position and results, the company has chosen to group this entity with its “Other” activities for segment reporting purposes so as to avoid disclosure of specific cost or pricing information for a single mine which the company views as competitively sensitive information.

9.	Disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers. If you have not used any third parties to review your reserves within the last three years, disclose this fact.

Disclosure of the extent to which outside experts have reviewed Foundation Coal Holdings, Inc. and Foundation Coal Corporation’s reserve estimates is included in the Form 10-Ks for the fiscal year ended December 31, 2005 on page 45 in the first paragraph under ITEM 2. PROPERTIES. Management is uncertain whether the comment being placed under the heading Segment Analysis, Page 62 suggests that such disclosure be duplicated in the segment analysis section on page 62. We assume you are not making this request, but ask that you clarify your position if we are incorrect in our assumption.

Foundation Coal Holdings, Inc. and Foundation Coal Corporation acknowledge that:

•	The companies are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Please call me (410-689-7532) if you wish to discuss our responses to this comment letter or to approve our sending you a finalized version of this response.

Very truly yours,

Frank J. Wood

Senior Vice President and Chief Financial Officer

Foundation Coal Holdings, Inc. and Foundation Coal Corporation